Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Emergent BioSolutions Inc. for the registration of common stock, preferred stock, warrants, debt securities, depositary shares, rights, and units and to the incorporation by reference therein of our reports dated March 3, 2025, with respect to the consolidated financial statements of Emergent BioSolutions Inc., and the effectiveness of internal control over financial reporting of Emergent BioSolutions Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024 and the financial statement schedule of Emergent BioSolutions Inc., included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

August 7, 2025